Filed by The Titan Corporation
Subject Company: The Titan Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Registration Statement File No. 333-109725

Press Release

Titan Commences Exchange Offer and Consent Solicitation

Relating to Its Outstanding 8% Senior Subordinated Notes Due 2011

SAN DIEGO, CA – February 11, 2004 – The Titan Corporation (NYSE: TTN) announced today that it has commenced an offer to exchange its outstanding 8% Senior Subordinated Notes due 2011 for an equal amount of newly issued 8% Senior Subordinated Notes due 2011 having substantially the same terms as the outstanding notes, except that the exchange notes have been registered under the Securities Act.

Concurrently with the exchange offer, Titan is soliciting consents from holders of the outstanding notes to proposed amendments to the indenture under which the outstanding notes were issued and under which the exchange notes will be issued. Titan is soliciting consents to the proposed amendments in connection with the proposed merger of Titan with a wholly owned subsidiary of Lockheed Martin Corporation (NYSE:LMT).

The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on March 12, 2004, unless extended. Holders who return their consent to the proposed amendments prior to February 25, 2004, the consent fee deadline, will receive a consent fee upon completion of the merger, if the requisite consents are received. In addition, Lockheed Martin will fully and unconditionally guarantee both the outstanding notes and the exchange notes upon completion of the merger, if the requisite consents are received.

The dealer-manager and solicitation agent for the exchange offer and consent solicitation is Credit Suisse First Boston LLC and the exchange agent is Deutsche Bank Trust Company Americas.

The terms of the exchange offer and the consent solicitation and other information relating to Titan are set forth in the prospectus dated February 9, 2004. To obtain a copy of the prospectus, the letters of transmittal and other related materials, please contact Morrow & Co., Inc., the information agent for the exchange offer and consent solicitation, at (800) 654-2468 (for banks and brokerage firms) and (800) 607-0088 (for bondholders).

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus will be mailed on or about February 11, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 12,000 employees and annualized sales of approximately $1.9 billion.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Titan and Lockheed Martin and other risks described in the companies’ Securities and Exchange Commission filings.

Media Contact: Wil Williams, Vice President Corporate Communications (858) 552-9724 or wwilliams@titan.com

Investor Relations Contact: Laura Catalino, Vice President Investor Relations (858) 552-9848 or invest@titan.com

If you would like to receive press releases via electronic mail, please contact invest@titan.com

Press Releases and other Titan information are available on The Titan Corporation’s

World Wide Web site: http://www.titan.com